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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )(1)



                                CYBERONICS, INC.
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                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
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                         (Title or Class of Securities)


                                    23251P102
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                                 (CUSIP Number)


                                  May 30, 2003
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             (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23251P102                    13G                     Page 2 of 6 Pages
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1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Boston Scientific Corporation
        04-2695240
-----   ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)
                                                           (A) [_]
        N/A                                                (B) [_]
-----   ------------------------------------------------------------------------
3       SEC USE ONLY


-----   ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        The State of Delaware
-----   ------------------------------------------------------------------------
  NUMBER OF      5       SOLE VOTING POWER
                         2,080,000 shares as of the Date of Event (May 30, 2003)
   SHARES                3,300,000 as of June 6, 2003
                 -----   -------------------------------------------------------
BENEFICIALLY     6       SHARED VOTING POWER

  OWNED BY               0
                 -----   -------------------------------------------------------
    EACH         7       SOLE DISPOSITIVE POWER
                         2,080,000 shares as of the Date of Event (May 30, 2003)
  REPORTING              3,300,000 as of June 6, 2003
                 -----   -------------------------------------------------------
   PERSON        8       SHARED DISPOSITIVE POWER

    WITH                 0
-----   ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,080,000 shares as of the Date of Event (May 30, 2003)
        3,300,000 as of June 6, 2003
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                           [_]

        N/A
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.32% as of the Date of Event (May 30, 2003)
        14.79% as of June 6, 2003
-----   ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
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CUSIP No. 23251P102                    13G                     Page 3 of 6 Pages
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ITEM 1(A).      NAME OF ISSUER:

                Cyberonics, Inc., a Delaware corporation (the "Company")



ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                100 Cyberonics Boulevard
                Cyberonics Building
                Houston, TX  77058



ITEM 2(A).      NAME OF PERSON FILING:

                Boston Scientific Corporation



ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                One Boston Scientific Place
                Natick, MA  01760-1537



ITEM 2(C).      CITIZENSHIP:

                The State of Delaware



ITEM 2(D).      TITLE OF CLASS OF SECURITIES:

                Common Stock, $0.01 par value per share, (the "shares")



ITEM 2(E).      CUSIP NUMBER:

                23251P102
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CUSIP No. 23251P102                    13G                     Page 4 of 6 Pages
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ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                (a) [_] Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).
                (b) [_] Bank as defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c).
                (c) [_] Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).
                (d) [_] Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C 80a-8).
                (e) [_] An investment adviser in accordance with
                        ss.240.13d-1(b)(1)(ii)(E);
                (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
                (g) [_] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
                (h) [_] A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);
                (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-3);
                (j) [_] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).



ITEM 4.        OWNERSHIP:

               (a) Amount beneficially owned:
                        2,080,000 shares as of the Date of Event (May 30, 2003) 3,300,000 shares as of June 6, 2003
               (b) Percent of class:
                        9.32% as of the Date of Event (May 30, 2003)
                        14.79% as of June 6, 2003
               (c) Number of shares as to which such person has:
                   (i)  Sole Power to vote or to direct the vote:
                        2,080,000 shares as of the Date of Event (May 30, 2003) 3,300,000 shares as of June 6, 2003
                   (ii) Shared power to vote or to direct the vote:
                        Not applicable
                   (iii)Sole power to dispose or to direct the disposition of:
                        2,080,000 shares as of the Date of Event (May 30, 2003) 3,300,000 shares as of June 6, 2003
                   (iv) Shared power to dispose or to direct the disposition of:
                        Not applicable

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CUSIP No. 23251P102                    13G                     Page 5 of 6 Pages
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ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]



ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Not applicable.



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                Not applicable.



ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not applicable.



ITEM 9.         NOTICE OF DISSOLUTION OF A GROUP:

                Not applicable.



ITEM 10.        CERTIFICATION:

                By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities an were not acquired and are not held in connections with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 23251P102                    13G                     Page 6 of 6 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  June 9, 2003
                               ------------------
                                     (Date)


                               By: /s/ Lawrence C. Best
                                   ----------------------------------------
                               Name:  Lawrence C. Best
                               Title: Senior Vice-President, Finance &
                                      Administration and Chief Financial Officer